Buenos Aires, June 27, 2019

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event. Transfer of the Ensenada de Barragán Thermal Power Plant.

Dear Sirs,

I am writing to the National Securities Commission (Comisión Nacional de Valores) and Bolsas y Mercados Argentinos S.A. in my capacity as Responsible for Market Relations of Pampa Energía S.A. (“Pampa”) to inform, in addition of the Relevant Event published on May 30, 2019, that on June 26, 2019, after compliance of certain conditions precedent customary to these type of transactions, it was executed the sale and transfer by Integración Energética Argentina S.A. of the Ensenada de Barragán Thermal Power Plant (“CTEB”) to CT Barragán S.A. (the “Acquirer Company”), a company jointly controlled by YPF S.A. and Pampa Cogeneración S.A. -a subsidiary of Pampa.

CTEB is located in Ensenada’s petrochemical pole, Province of Buenos Aires, with a current installed capacity of 560 MW. As part of the conditions of the transaction, the Acquirer Company will have 30 months to complete the necessary works to convert CTEB into a combined cycle, which will expand its installed capacity to 840 MW and will imply a higher efficiency as CTEB will generate 50% more electricity with the same quantity of fuel (gas). Once the combined cycle works are finalized, it is estimated that CTEB will become one of the most efficient thermal units within the country’s power grid.

The open as well as the combined cycle are under energy supply contracts with the Argentine Wholesale Electricity Market Clearing Company (Compañía Administradora del Mercado Mayorista Eléctrico – “CAMMESA”), set forth by Resolution SE No. 220/07, being the first one executed on March 26, 2009 and expiring on April 27, 2022, and the second one executed on March 26, 2013 and maturing in 10 years as from the commissioning of the combined cycle.

The joint price related to the acquisition of CTEB amounted to US$282 million, which includes the cash amount bid in the public tender (the “Tender”) and the purchase price of a certain amount of debt securities (“VRDs”) issued by the trust agreement “Contrato suplementario del programa global de fideicomisos financieros y de administración para la ejecución de obras de infraestructura energética -Serie 1- ENARSA (Barragán)” (the “Trust”). The price is subject to certain adjustments provided in the terms and conditions of the Tender.

On top of that, it is estimated that the investment for the closing to combined cycle will reach approximately to US$180 million. As per the terms and conditions of the Tender, the Acquirer Company will be trustor of the Trust and therefore will assume the debt that, excluding the amount of VRD purchased abovementioned, the outstanding amounts to US$229 million approximately, which is estimated to be repaid with CTEB’s cash flow proceeds.

In addition, we inform that the Acquirer Company has executed with a syndicate of banks, a loan for the amount of US$170 million, with non-recourse to the shareholders, Pampa and YPF, as from the commercial commissioning of CTEB within the abovementioned 30 months.

Sincerely,

Victoria Hitce

Head of Market Relations